

17017734

Securities and Exchange

MAY - 3 2017

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO FINANCIAL SERVICES, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAN KILROY (858) 530-4419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

650 TOWN CENTER DRIVE, SUITE 740	COSTA MESA	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAN KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO FINANCIAL SERVICES, L.P., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



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Notary Public

Signature

EVP/CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSO FINANCIAL SERVICES, L.P.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

DECEMBER 31, 2016
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM THEREON

Available for Public Inspection

CUSO FINANCIAL SERVICES, L.P.

TABLE OF CONTENTS



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners
CUSO Financial Services, L.P.
San Diego, CA

We have audited the accompanying statement of financial condition of CUSO Financial Services, L.P. as of December 31, 2016. This financial statement is the responsibility of CUSO Financial Services, L.P.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CUSO Financial Services, L.P. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Costa Mesa, California
February 23, 2017

CUSO FINANCIAL SERVICES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

	2016
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 24,183,238
Certificates of deposit	1,999,810
Receivables from clearing firm	9,439,514
Other receivables	965,488
Due from Affiliates	84,866
Investments	166,035
Notes receivable from related party	161,661
Other assets and deposits	884,639
Total current assets	37,885,251
Deposits with clearing organizations	255,000
Notes receivable from related party	1,898,012
Property and equipment, net	634,745
Total assets	$40,673,008
LIABILITIES AND PARTNERS' CAPITAL	
CURRENT LIABILITIES	
Accounts payable	$ 1,309,037
Accrued commissions	11,077,518
Due to Affiliate	287,360
Other accrued liabilities	3,421,081
Total liabilities	16,094,996
Commitments and contingencies (Note 6)	
PARTNERS' CAPITAL	24,578,012
Total liabilities and partners' capital	$ 40,673,008

The accompanying notes are an integral part of this financial statement.

CUSO FINANCIAL SERVICES, L.P.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

NOTE 1- ORGANIZATION

CUSO Financial Services, L.P. (the "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). CUSO Financial Services, Inc. ("General Partner") is the general partner of the Partnership. The Partnership provides broker-dealer and investment advisory services exclusively to credit unions and credit union service organizations, of which some are limited partners, as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

Income and losses of the Partnership flow through to the partners, and the Partnership is not subject to income taxes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. A provision has been made for state business and occupation taxes and minimum state franchise taxes.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Partnership may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2016, the Partnership does not have a liability for unrecognized tax uncertainties. The Partnership's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2016, the Partnership has no accrued interest or penalties related to uncertain tax positions. The Partnership is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Partnership is no longer subject to income tax examination for years prior to December 31, 2013.

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2016 accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2016, the Partnership had uninsured cash balances of $23,463,531. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any credit losses from these institutions.

The Partnership maintains accounts at a clearing firm, which is insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2016, the Partnership had uninsured cash balances of $1,716,402. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Partnership has not sustained any credit losses from this clearing firm.

At December 31, 2016 the Partnership had commission and transaction related receivables of approximately 25% with one clearing firm.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Certificates of Deposit

Certificates of deposit with original maturities greater than three months and remaining maturities less than one year are classified as "certificates of deposit" in current assets. Certificates of deposit with original maturities greater than three months and remaining maturities of greater than one year are classified as "certificates of deposit" in non-current assets.

Receivables from Clearing Firms and Other Receivables

Receivables from clearing firms and other receivables primarily consist of commission and transaction related receivables. The Partnership monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Partnership's best estimate of the amount of probable incurred credit losses, determined using historical write-off experience and specific facts.

Investments

The Partnership accounts for its investments in accordance with FASB ASC 323, *Equity Method and Joint Ventures.* Under the equity method, investments are recorded initially at cost. Distributions received reduce the investment account.

As of December 31, 2016 the Partnership's investment consists of a membership interest in an unrelated limited liability company, which is being accounted for under the equity method.

Property and Equipment

It is the Partnership's policy to lease most property and equipment. If the property or equipment is purchased, it is the Partnership's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed as incurred. Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access (Examples include NYSE, NASDAQ, etc.)

Level 2 - Inputs other than quoted prices that are observable either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. (Examples include independent valuations of limited partnerships, financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December, 31, 2016, the Partnership had certificates of deposit which are accounted for at fair value based upon Level 2 inputs based upon quoted prices for similar instruments in active markets or matrix pricing on a recurring basis. With the exception of the certificates of deposit, there are no liabilities or other assets that are being measured at fair value on a recurring or nonrecurring basis.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Partnership believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial Instruments could result in a different fair value measurement at the reporting date.

New accounting guidance

On February 25, 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) Intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate. In short, the new GAAP for lease accounting will require operating leases to be recorded on the balance sheet much like the current treatment for capital leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The ASU will be effective January 1, 2019.

On November 8, 2016 the Securities and Exchange Commission ("SEC") Division of Trading and Markets issued a no-action letter regarding the treatment of operating leases under the Securities and Exchange Act Rule 15c3-1. The SEC has provided broker-dealers with relief on accounting for operating leases so it does not impact net capital requirements. The SEC will not recommend enforcement action under the customer protection rule (Exchange Act Rule 15c3-1) regarding net capital requirements.

NOTE 3- PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31:

	2016
Software	$ 1,257,331
Computers and equipment	1,013,503
Leasehold improvements	14,010
	2,284,844
Less: Accumulated depreciation and amortization	(1,650,099)
Total property and equipment, net	$ 634,745

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31:

	2016
Employee benefits	$ 2,729,550
Client settlements and legal fees	418,000
FINRA fees payable	235,537
Other	37,994
Total other accrued liabilties	$ 3,421,081

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the net capital requirements and is required to maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2016, the Partnership had net capital of $14,996,063, which was $13,923,062 in excess of the required minimum net capital of $1,073,001. At December 31, 2016, the Partnership's ratio of aggregate indebtedness to net capital was 1.07 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Partnership is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

Effective January 1, 2013, the Partnership entered into a new lease with a related party, Double Black Diamond Properties, LLC ("DBDP"), for a new facility that expires December 31, 2028. The Partnership generally pays taxes, insurance, and maintenance expenses related to the leased facilities.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

Future minimum facility lease commitments under the non-cancelable operating leases are as follows:

Year Ending December 31,	Total
2017	667,680
2018	686,940
2019	709,410
2020	730,692
2021	752,612
Thereafter	5,939,856
Total	$ 9,487,190

The Partnership also leases certain furniture, fixtures and equipment from DBDP. Future minimum lease commitments under the non-cancelable operating leases with DBDP are as follows:

Year Ending December 31,	Total
2017	$ 123,978
2018	37,657
2019	23,093
2020	3,062
2021	1,276
Total	$ 189,066

Litigation

The Partnership is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Partnership's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Partnership, along with other industry participants, is subject to risks related to litigation and settlements arising from market events.

In the opinion of the Partnership's management, based current available information, review with outside legal counsel, insurance coverage and consideration of $418,000 accrued liabilities in the accompanying financial statement with respect to these matters, it is probable that ultimate resolution of pending legal matters will not have an adverse impact on the financial position or results of operations of the Partnership. However, no assurance can be given that future legal proceedings would not have adverse effect on the Partnership's business, results of operations, cash flows or financial condition.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

Licensing

The Partnership has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Partnership's software trading system with the General Partner. Under the terms of this agreement, the Partnership pays costs pertaining to upgrades and modifications in addition to specified monthly fees for maintenance and ordinary development services. This agreement is cancelable with one year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

Clearing Relationship

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. However, the Company believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 7 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the General Partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. The Partnership first, then the limited partners and finally, the General Partner shall have the right of first refusal relating to the sale of any limited partnership interest to a qualified party. Limited partners shall not be required to make additional capital contributions.

NOTE 8 - RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

The Partnership has an expense sharing agreement with the General Partner, which provides that the General Partner shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay the General Partner; but, at its sole discretion, it may repay the General Partner providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement. As of December 31, 2016 the Partnership owed the General Partner $287,360. This amount was included within due to affiliate on the Statement of Financial Condition as the repayments did not result in the Partnership falling below 120% of its minimum net capital requirement and the Partnership intended to pay this amount at year end.

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

The Partnership is involved in certain related party transactions with Sorrento Pacific Financial, LLC (SPF), an entity related through common ownership. As of December 31, 2016, intercompany receivable with SPF was $84,866 and was included within due from affiliates on the accompanying Statement of Financial Condition.

Notes Receivable

During September 2012, the Partnership loaned a total of $2,500,000 to two officers of the General Partner. The unsecured loans bear interest at 4.50% per annum, require an annual payment including principal and interest and have a term of 16 years. As of December 31, 2016 the balance of these loans amounted to $2,059,673.

Financial Services Agreement

The Partnership has financial services agreements with credit unions and credit union service organizations ("CUSO") that are also Limited Partners. Under these agreements, the Partnership provides broker- dealer services to CUSO/Credit Union members. The Partnership shall receive any commissions and fees from these services and pay the CUSO/Credit Unions for the access to customers and the use of facilities, personnel, and other services. The CUSO/Credit Unions shall also reimburse the Partnership for any out-of-pocket expenses.

Leases

The Partnership has leases with related parties. See Note 6.

NOTE 9 - EMPLOYEE 401(k) SAVINGS PLAN

The Partnership has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Partnership has an employer matching plan. Additionally, the Partnership may make a discretionary profit sharing contribution to the Plan.

NOTE 10 - DEFERRED COMPENSATION BONUS AGREEMENT

On January 1, 2005, the Partnership created a deferred compensation bonus agreement ("Bonus") to reward long-term employees for their long-term dedication and as a competitive edge over other firms. Under this agreement, the Bonus would be paid out only if the employee severs employment due to normal retirement, voluntary resignation, termination without cause, death, or an asset sale of the Partnership. As of December 31, 2016 the balance for the deferred compensation bonus agreement was $255,890 and is included in other accrued liabilities.